                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                   FORM 11-K


              ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                       SECURITIES EXCHANGE ACT OF 1934



     (Mark  One)


     [ X ] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (FEE REQUIRED)

     For the fiscal year ended December 31, 1994


                                            OR


     [   ]  Transition report pursuant to Section 15(d) of the Securities
Exchange Act of 1934 (NO FEE REQUIRED)

     For the transition period from ____________________ to ____________________

     Commission File Number 33-44284



     A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                      HONEYWELL RETIREMENT INVESTMENT PLAN


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 HONEYWELL  INC.
                                Honeywell  Plaza
                         Minneapolis,  Minnesota  55408


Included herewith and set forth on pages 2 to 13 hereof are the Honeywell Retirement Investment Plan Financial Statements for the Years Ended December 31, 1994 and 1993 and Supplemental Schedules for the Year Ended December 31, 1994 prepared by the firm of Deloitte & Touche LLP, Independent Auditors.

HONEYWELL RETIREMENT INVESTMENT
PLAN

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 1994 AND 1993 AND INDEPENDENT
AUDITORS' REPORT

HONEYWELL RETIREMENT INVESTMENT PLAN

TABLE OF CONTENTS
- --------------------------------------------------------------------------------

                                                                            PAGE

INDEPENDENT AUDITORS' REPORT                                                 4

FINANCIAL STATEMENTS:
 Statements of Net Assets Available for Benefits, December 31, 1994
   and 1993                                                                 5-6
 Statements of Changes in Net Assets Available for Benefits, Years Ended
   December 31, 1994 and 1993                                               7-8
 Notes to Financial Statements                                               9

INDEPENDENT AUDITORS' REPORT



Honeywell Retirement Investment Plan

We have audited the accompanying financial statements of Honeywell Retirement Investment Plan (the Plan) as of December 31, 1994 and 1993 and for the years then ended, listed in the foregoing Table of Contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying financial statements present fairly, in all material respects, the net assets available for benefits as of December 31, 1994 and 1993 and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements, rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds. It is not a required part of the basic financial statements. This supplemental information by fund is the responsibility of the Plan's management. Such supplemental information by fund has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.


DELOITTE & TOUCHE LLP


Minneapolis, Minnesota
June 9, 1995

HONEYWELL RETIREMENT INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1994

- -----------------------------------------------------------------------------------------------------------------------------

                                                                        (Supplemental Information by Fund)
                                                    -------------------------------------------------------------------------


                                                       GOVERNMENT     SHORT-TERM       BONDS         STOCKS
                                       COMBINED          INCOME          BOND           PLUS          PLUS          S&P 500
                                         TOTAL            FUND           FUND           FUND          FUND            FUND
ASSETS:
 Investments in Master Trusts         $  3,417,002     $  852,163     $   21,522     $    3,790    $ 1,014,503     $  376,363
 Contributions receivable                   14,030          2,489            334             15          1,432          1,072
 Other receivables                           9,075          7,319                             3            220
                                      ------------     ----------     ----------     ----------    -----------     ----------
     Total assets                        3,440,107        861,971         21,856          3,808      1,016,155        377,435

LIABILITIES:
 Administration fees payable                   460            155              7              1            144             89
 Other payables                              8,942          7,319                             4                            86
                                      ------------     ----------     ----------     ----------    -----------     ----------
     Total liabilities                       9,402          7,474              7              5            144            175
                                      ------------     ----------     ----------     ----------    -----------     ----------

NET ASSETS AVAILABLE FOR
 BENEFITS AT END OF YEAR              $  3,430,705     $  854,497     $   21,849     $    3,803    $ 1,016,011     $  377,260
                                      ------------     ----------     ----------     ----------    -----------     ----------
                                      ------------     ----------     ----------     ----------    -----------     ----------

                                         FROZEN                                                                      T.ROWE
                                          FIXED         HONEYWELL                     COLUMBIA       SCUDDER          PRICE
                                         INCOME           STOCK           JANUS        SPECIAL    INTERNATIONAL   INTERNATIONAL
                                          FUND            FUND            FUND          FUND          FUND            FUND

ASSETS:
   Investments in Master Trusts         $  206,948     $  454,660     $   14,880     $   57,770     $   17,957     $   78,336
 Contributions receivable                                   7,695            129            115            115            475
 Other receivables                           1,533
                                        ----------     ----------     ----------     ----------     ----------     ----------
     Total assets                          208,481        462,355         15,009         57,974         18,072         78,811

LIABILITIES:
 Administration fees payable                    64
 Other payables                              1,533
                                        ----------
     Total liabilities                       1,597
                                        ----------     ----------     ----------     ----------     ----------     ----------

NET ASSETS AVAILABLE FOR
 BENEFITS AT END OF YEAR                $  206,884     $  462,355     $   15,009     $   57,974     $   18,072     $   78,811
                                        ----------     ----------     ----------     ----------     ----------     ----------
                                        ----------     ----------     ----------     ----------     ----------     ----------

                                          T.ROWE
                                           PRICE          PRICE
                                         SMALL CAP       EQUITY
                                           VALUE         INCOME        ISOLATED      PARTICIPANT
                                           FUND           FUND           FUNDS          LOANS

ASSETS:
   Investments in Master Trusts          $     581     $    5,869     $  206,595     $  105,065
 Contributions receivable                       48             22
 Other receivables
     Total assets                        ---------     ----------     ----------     ----------
                                               629          5,891        206,595        105,065
LIABILITIES:
 Administration fees payable
 Other payables

     Total liabilities
                                         ---------     ----------     ----------     ----------
NET ASSETS AVAILABLE FOR
 BENEFITS AT END OF YEAR                 $     629     $    5,891     $  206,595     $  105,065
                                         ---------     ----------     ----------     ----------
                                         ---------     ----------     ----------     ----------


See notes to financial statements.


HONEYWELL RETIREMENT INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1993
- -----------------------------------------------------------------------------------------------------------------------------

                                                                       (Supplemental Information by Fund)
                                                     ------------------------------------------------------------------------


                                                       GOVERNMENT     SHORT-TERM         BONDS       STOCKS
                                        COMBINED         INCOME          BOND            PLUS         PLUS           S&P 500
                                          TOTAL           FUND           FUND            FUND         FUND            FUND
ASSETS:
 Investments in Master Trusts         $  3,492,111     $  504,147     $   15,668     $    8,462   $  1,062,342     $  440,948
 Contributions receivable                   14,787          2,933            295             99          1,670          1,297
 Other receivables                           4,468          1,398            167             29          1,493            607
 Due (to) from other plans                    (424)          (172)                                        (145)           (64)

                                      ------------     ----------     ----------     ----------   ------------     ----------
     Total assets                        3,510,942        508,306         16,130          8,590      1,065,360        442,788

LIABILITIES:
 Administration fees payable                 1,470            281             14              9            681            274
 Other payables                              4,202          1,398            165             21          1,686            764
                                      ------------     ----------     ----------     ----------   ------------     ----------
     Total liabilities                       5,672          1,679            179             30          2,367          1,038
                                      ------------     ----------     ----------     ----------   ------------     ----------

NET ASSETS AVAILABLE FOR
 BENEFITS AT END OF YEAR              $  3,505,270     $  506,627     $   15,951     $    8,560   $  1,062,993     $  441,750
                                      ------------     ----------     ----------     ----------   ------------     ----------
                                      ------------     ----------     ----------     ----------   ------------     ----------

                                          FROZEN                                                                     T. ROWE
                                           FIXED        HONEYWELL                     COLUMBIA       SCUDDER          PRICE
                                          INCOME          STOCK          JANUS         SPECIAL    INTERNATIONAL   INTERNATIONAL
                                           FUND           FUND           FUND           FUND          FUND            FUNDS

ASSETS:
 Investments in Master Trusts           $  342,667     $  587,762     $    7,202     $    8,898     $    5,343     $   12,159
 Contributions receivable                                   7,850                           344             56            185
 Other receivables                             774
 Due (to) from other plans                     (43)
                                        ----------     ----------     ----------     ----------     ----------     ----------
     Total assets                          343,398        595,612          7,202          9,242          5,399         12,344

LIABILITIES:
 Administration fees payable                   192                             3              3              2              6
 Other payables                                168
                                        ----------                    ----------     ----------     ----------     ----------
     Total liabilities                         360                             3              3              2              6
                                        ----------     ----------     ----------     ----------     ----------     ----------

NET ASSETS AVAILABLE FOR
 BENEFITS AT END OF YEAR                $  343,038     $  595,612     $    7,199     $    9,239     $    5,397     $   12,338
                                        ----------     ----------     ----------     ----------     ----------     ----------
                                        ----------     ----------     ----------     ----------     ----------     ----------

                                          T. ROWE        T. ROWE
                                           PRICE          PRICE
                                         SMALL CAP       EQUITY
                                           VALUE         INCOME        ISOLATED      PARTICIPANT
                                           FUND           FUND           FUNDS          LOANS

ASSETS:
 Investments in Master Trusts           $    3,034     $   12,288     $  375,593     $  105,598
 Contributions receivable                                      58
 Other receivables
 Due (to) from other plans
                                        ----------     ----------     ----------     ----------
     Total assets                            3,034         12,346        375,593        105,598

LIABILITIES:
 Administration fees payable                     1              4
 Other payables
                                        ----------     ----------
     Total liabilities                           1              4
                                        ----------     ----------     ----------     ----------

NET ASSETS AVAILABLE FOR
 BENEFITS AT END OF YEAR                $    3,033     $   12,342     $  375,593     $  105,598
                                        ----------     ----------     ----------     ----------
                                        ----------     ----------     ----------     ----------


See notes to financial statements.


HONEYWELL RETIREMENT INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1994
- ------------------------------------------------------------------------------------------------------------------------------------

                                                                          (Supplemental Information by Fund)
                                                      ------------------------------------------------------------------------------


                                                       GOVERNMENT      SHORT-TERM         BONDS           STOCKS
                                     COMBINED            INCOME           BOND            PLUS             PLUS            S&P 500
                                       TOTAL              FUND            FUND            FUND             FUND             FUND
NET INVESTMENT INCOME (LOSS)
 IN MASTER TRUSTS                  $      19,063       $   30,136      $      (29)     $     (114)      $     (166)      $    5,087

CONTRIBUTIONS:
 Employee pretax contributions           165,852           48,187           5,656             689           33,523           22,200
 Employer stock match                     26,305
                                   -------------       ----------      ----------      ----------       ----------       ----------
    Total contributions                  192,157           48,187           5,656             689           33,523           22,200

TRANSFERS FROM (TO) OTHER FUNDS                -          326,107            (283)         (3,579)         (25,444)         (19,334)
                                   -------------       ----------      ----------      ----------       ----------       ----------

TOTAL INVESTMENT INCOME (LOSS),
 CONTRIBUTIONS, AND TRANSFERS            211,220          404,430           5,344          (3,004)           7,913            7,953

LOANS:
 Repayments                                                23,281           2,446             233            7,755            8,226
 Distributions                                            (12,281)         (1,851)         (1,287)         (10,199)         (18,578)

DISTRIBUTIONS TO PARTICIPANTS           (279,172)         (65,780)                           (669)         (50,520)         (61,033)

TRUSTEES' AND ADMINISTRATIVE FEES         (6,613)          (1,780)            (41)            (30)          (1,931)          (1,058)
                                   -------------       ----------      ----------      ----------       ----------       ----------
(DECREASE) INCREASE IN NET ASSETS        (74,565)         347,870           5,898          (4,757)         (46,982)         (64,490)

NET ASSETS AVAILABLE FOR BENEFITS
 AT BEGINNING OF YEAR                  3,505,270          506,627          15,951           8,560        1,062,993          441,750
                                   -------------       ----------      ----------      ----------       ----------       ----------

NET ASSETS AVAILABLE FOR BENEFITS
 AT END OF YEAR                    $   3,430,705       $  854,497      $   21,849      $    3,803    $   1,016,011       $  377,260
                                   -------------       ----------      ----------      ----------       ----------       ----------
                                   -------------       ----------      ----------      ----------       ----------       ----------



                                       FROZEN                                                                             T. ROWE
                                        FIXED            HONEYWELL                      COLUMBIA          SCUDDER          PRICE
                                       INCOME              STOCK          JANUS          SPECIAL       INTERNATIONAL   INTERNATIONAL
                                        FUND               FUND           FUND            FUND             FUND            FUNDS

NET INVESTMENT INCOME (LOSS)
 IN MASTER TRUSTS                  $      20,820       $  (29,161)     $      (90)     $       91       $     (838)     $   (2,397)

CONTRIBUTIONS:
 Employee pretax contributions                             37,512           1,856           2,926            2,332           9,496
 Employer stock match                                      26,305
                                   -------------       ----------      ----------      ----------       ----------      ----------
    Total contributions                                    63,817           1,856           2,926            2,332           9,496

TRANSFERS FROM (TO) OTHER FUNDS         (129,165)         (96,926)          5,814          48,826           10,910          63,571
                                   -------------       ----------      ----------      ----------       ----------      ----------

TOTAL INVESTMENT INCOME (LOSS),
 CONTRIBUTIONS, AND TRANSFERS           (108,345)         (62,270)          7,580          51,843           12,404          70,670

LOANS:
 Repayments                                                11,348             256             482              297           2,942
 Distributions                            (4,673)          (8,704)             (7)         (1,497)              (7)         (3,114)

DISTRIBUTIONS TO PARTICIPANTS            (22,419)         (72,793)                         (2,027)                          (3,931)

TRUSTEES' AND ADMINISTRATIVE FEES           (717)            (838)            (19)            (66)             (19)            (94)
                                   -------------       ----------      ----------      ----------       ----------      ----------
(DECREASE) INCREASE IN NET ASSETS       (136,154)        (133,257)          7,810          48,735           12,675          66,473

NET ASSETS AVAILABLE FOR BENEFITS
 AT BEGINNING OF YEAR                    343,038          595,612           7,199           9,239            5,397          12,338
                                   -------------       ----------      ----------      ----------       ----------      ----------

NET ASSETS AVAILABLE FOR BENEFITS
 AT END OF YEAR                    $     206,884       $  462,355      $   15,009      $   57,974       $   18,072      $   78,811
                                   -------------       ----------      ----------      ----------       ----------      ----------
                                   -------------       ----------      ----------      ----------       ----------      ----------

                                       T. ROWE            T. ROWE
                                        PRICE              PRICE
                                      SMALL CAP           EQUITY
                                        VALUE             INCOME        ISOLATED       PARTICIPANT
                                        FUND               FUND           FUNDS           LOANS

NET INVESTMENT INCOME (LOSS)
 IN MASTER TRUSTS                    $       (44)      $      716                      $   (4,948)

CONTRIBUTIONS:
 Employee pretax contributions               380            1,095
 Employer stock match
                                     -----------       ----------
    Total contributions                      380            1,095

TRANSFERS FROM (TO) OTHER FUNDS           (2,993)          (8,506)    $  (168,998)
                                     -----------       ----------       ---------       ----------

TOTAL INVESTMENT INCOME (LOSS),
 CONTRIBUTIONS, AND TRANSFERS             (2,657)          (6,695)       (168,998)         (4,948)

LOANS:
 Repayments                                  256              261                         (57,783)
 Distributions                            (3,114)                                          62,198

DISTRIBUTIONS TO PARTICIPANTS

TRUSTEES' AND ADMINISTRATIVE FEES             (3)             (17)
                                     -----------       ----------       ---------      ----------
(DECREASE) INCREASE IN NET ASSETS         (2,404)          (6,451)       (168,998)           (533)

NET ASSETS AVAILABLE FOR BENEFITS
 AT BEGINNING OF YEAR                      3,033           12,342         375,593         105,598
                                     -----------      -----------       ---------      ----------

NET ASSETS AVAILABLE FOR BENEFITS
 AT END OF YEAR                      $       629       $     5,891     $  206,595      $  105,065
                                     -----------       -----------     ----------      ----------
                                     -----------       -----------     ----------      ----------


See notes to financial statements.


HONEYWELL RETIREMENT INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1993
- ------------------------------------------------------------------------------------------------------------------------------------

                                                                          (Supplemental Information by Fund)
                                                      ------------------------------------------------------------------------------


                                                       GOVERNMENT      SHORT-TERM         BONDS           STOCKS
                                     COMBINED            INCOME           BOND            PLUS             PLUS            S&P 500
                                       TOTAL              FUND            FUND            FUND             FUND             FUND
NET INVESTMENT INCOME
 IN MASTER TRUSTS                   $    246,993       $   13,685      $      646      $      302     $    133,513      $   38,135

CONTRIBUTIONS:
 Employee pretax contributions           170,131           60,675           5,739           2,531           37,806          25,468
 Employer stock match                     33,220
                                    ------------       ----------      ----------      ----------     ------------      ----------
    Total contributions                  203,351           60,675           5,739           2,531           37,806          25,468

TRANSFERS FROM (TO) OTHER FUNDS                            45,715             (58)          5,811           44,165          39,338

TRANSFERS FROM (TO) OTHER PLANS           42,127             (213)                                          31,722           4,581
                                    ------------       ----------      ----------      ----------     ------------      ----------

TOTAL INVESTMENT INCOME,
 CONTRIBUTIONS AND TRANSFERS             492,471          119,862           6,327           8,644          247,206         107,522

LOANS:
 Repayments                                                23,660           2,191              87            6,528           7,925
 Distributions                                            (18,166)            (40)                         (30,944)         (4,200)

DISTRIBUTIONS TO PARTICIPANTS           (145,758)         (33,066)                           (148)         (53,182)        (26,027)

TRUSTEES' AND ADMINISTRATIVE FEES         (6,508)            (888)            (43)            (23)          (3,307)           (902)
                                    ------------       ----------      ----------      ----------     ------------      -----------

INCREASE (DECREASE) IN NET ASSETS        340,205           91,402           8,435           8,560          166,301          84,318

NET ASSETS AVAILABLE FOR BENEFITS
 AT BEGINNING OF YEAR                  3,165,065          415,225           7,516                          896,692         357,432
                                    ------------       ----------      ----------      ----------     ------------      ----------

NET ASSETS AVAILABLE FOR BENEFITS
 AT END OF YEAR                     $  3,505,270       $  506,627      $   15,951      $    8,560     $  1,062,993      $  441,750
                                    ------------       ----------      ----------      ----------     ------------      ----------
                                    ------------       ----------      ----------      ----------     ------------      ----------


                                       FROZEN                                                                             T. ROWE
                                        FIXED            HONEYWELL                      COLUMBIA          SCUDDER          PRICE
                                       INCOME              STOCK          JANUS          SPECIAL       INTERNATIONAL   INTERNATIONAL
                                        FUND               FUND           FUND            FUND             FUND            FUNDS

NET INVESTMENT INCOME
 IN MASTER TRUSTS                   $     29,858       $   27,119      $       25      $      109     $          3      $      352

CONTRIBUTIONS:
 Employee pretax contributions                             36,316                             538              151             601
 Employer stock match                                      33,220
                                    ------------       ----------      ----------      ----------     ------------      ----------
    Total contributions                                    69,536                             538              151             601

TRANSFERS FROM (TO) OTHER FUNDS          (82,331)         (24,716)          7,179           8,567            5,245          12,815

TRANSFERS FROM (TO) OTHER PLANS             (899)           4,309
                                    ------------       ----------      ----------      ----------     ------------      ----------

TOTAL INVESTMENT INCOME,
 CONTRIBUTIONS AND TRANSFERS             (53,372)          76,248           7,204           9,214            5,399          13,768

LOANS:
 Repayments                                                 8,861                              61                               12
 Distributions                           (17,709)         (17,408)                            (27)                          (1,434)

DISTRIBUTIONS TO PARTICIPANTS            (21,213)         (12,122)

TRUSTEES' AND ADMINISTRATIVE FEES           (689)            (625)             (5)             (9)              (2)             (8)
                                    ------------       ----------      ----------      ----------     ------------      -----------

INCREASE (DECREASE) IN NET ASSETS        (92,983)          54,954           7,199           9,239            5,397          12,338

NET ASSETS AVAILABLE FOR BENEFITS
 AT BEGINNING OF YEAR                    436,021          540,658
                                    ------------       ----------      ----------      ----------     ------------      ----------

NET ASSETS AVAILABLE FOR BENEFITS
 AT END OF YEAR                     $    343,038       $  595,612      $    7,199      $    9,239     $      5,397      $   12,338
                                    ------------       ----------      ----------      ----------     ------------      ----------
                                    ------------       ----------      ----------      ----------     ------------      ----------

                                       T. ROWE            T. ROWE
                                        PRICE              PRICE
                                      SMALL CAP           EQUITY
                                        VALUE             INCOME        ISOLATED       PARTICIPANT
                                        FUND               FUND           FUNDS           LOANS


NET INVESTMENT INCOME
 IN MASTER TRUSTS                   $         96       $      217                      $    2,933

CONTRIBUTIONS:
 Employee pretax contributions                                306
 Employer stock match
                                    ------------       ----------
    Total contributions                                       306

TRANSFERS FROM (TO) OTHER FUNDS            2,938           12,850      $  (77,518)

TRANSFERS FROM (TO) OTHER PLANS                                             2,627
                                    ------------       ----------      ----------      ----------

TOTAL INVESTMENT INCOME,
 CONTRIBUTIONS AND TRANSFERS               3,034           13,373         (74,891)          2,933

LOANS:
 Repayments                                                    47                         (49,372)
 Distributions                                             (1,072)                         91,000

DISTRIBUTIONS TO PARTICIPANTS

TRUSTEES' AND ADMINISTRATIVE FEES             (1)              (6)
                                    ------------       ----------      ----------      ----------

INCREASE (DECREASE) IN NET ASSETS          3,033           12,342         (74,891)         44,561

NET ASSETS AVAILABLE FOR BENEFITS
 AT BEGINNING OF YEAR                                                     450,484          61,037
                                    ------------       ----------      ----------      ----------

NET ASSETS AVAILABLE FOR BENEFITS
 AT END OF YEAR                     $      3,033       $   12,342      $  375,593      $  105,598
                                    ------------       ----------      ----------      ----------
                                    ------------       ----------      ----------      ----------


See notes to financial statements.

HONEYWELL RETIREMENT INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1994 AND 1993
- -------------------------------------------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING - The financial statements of the Honeywell Retirement Investment Plan (the Plan) are prepared under the accrual method of accounting. Contributions to the Plan are included in income in the year the contributions payable are accrued by Honeywell Inc. (the Sponsor) or paid in by plan participants.

     INVESTMENT VALUATION - All determinations of fair values of investments are made by the trustees and are based upon quoted prices in an active market, except unallocated insurance contracts, which are valued at their contract values, as determined by the issuing insurance companies.

     PAYMENT OF BENEFITS - Benefits are recorded when paid.

2.   PLAN DESCRIPTION

     GENERAL INFORMATION - The Plan is a voluntary, tax-deferred savings program designed to provide supplemental retirement benefits to certain employees. This plan succeeded Part B of the Sperry Retirement Program. Most legal provisions of the Sperry Plan remained unchanged, and the Plan continues to serve employees covered by a collective bargaining agreement which provided for coverage under the Plan.

     The Honeywell Pension and Retirement Committee, as the plan administrator, designates members of the Honeywell Pension and Retirement Administrative Committee and appoints the trustees. The Honeywell Pension and Retirement Administrative Committee has authority to take such actions as may be necessary for the administration of the Plan or as it is directed by the Honeywell Pension and Retirement Committee. See Note 6 for a listing of the appointed trustees.

     CONTRIBUTIONS - The following contributions are made to the Plan:

     (a) The Sponsor contributes to the Plan, on behalf of the participants, various percentages of the participants' pay as elected by the participants. The maximum pretax and after tax contribution percentages are determined by the Honeywell Pension and Retirement Committee. Participants elect their own contribution levels, subject to this maximum percentage. Contributions, including sponsor stock match contributions, are also subject to certain limitations.

     (b) Participants who have received distributions from other qualified plans under Section 401(a) of the Internal Revenue Code or from individual retirement plans under Sections 402 and 408 of the code may transfer (rollover) all or a part of such distributions to their accounts.

     (c) The Sponsor contributes between $.25 and $.50 in Honeywell Inc. stock to the participants' Performance Stock Match Fund accounts for each $1.00 the participant contributes to their pretax accounts. Such sponsor contribution is limited to a maximum of 4% of the participants' pay. The amount of the Sponsor s contribution depends upon the Sponsor's return on investment (as defined).

     LOANS TO PARTICIPANTS - The Plan was amended effective June 30, 1991 to adopt the procedures, terms, and conditions for the granting and administration of loans to participants. These procedures allow participants to apply for and obtain a loan in an amount as defined in the Plan (not less than $1,000 and not greater than $50,000 or 50% of their pretax and pretax rollover account balances) from the balance of their accounts. The loans can be repaid through payroll deductions over the period of 12 to 48 months or up to 180 months for the purchase of a primary residence, or they can be repaid in full at any time that is at least 6 months after the date of the loan. Interest is charged at a rate equal to prime rate plus 1%. Payments of principal and interest are credited to the participants' accounts. Also, participants may have only one outstanding loan at a time.

     PARTICIPATION - Employees are eligible to participate in the Plan only if they are classified as a regular full-time or regular part-time employee, are not covered by any other savings plan maintained by Honeywell Inc., and are covered under a collective bargaining agreement which provides for participation in the Plan.

     VESTING - Participants are 100% vested in the portion of their individual accounts attributable to their contributions and become 100% vested in the portion of their accounts attributable to sponsor contributions to the Stock Match Fund after three years of service. In the event of plan termination, the individual participants' vested accounts become distributable to the participants or their beneficiaries in accordance with the provisions of the Plan.

     FORFEITURES - All nonvested sponsor contributions are forfeited by participants when they terminate employment. Such forfeitures are used to reduce the Sponsor's subsequent contributions.

     INVESTMENT OPTIONS - For contributions, the Plan provides for several investment options. Individual participants choose the fund or funds in which to invest from the following:

          GOVERNMENT INCOME FUND - Invests primarily in short-term U.S. Government securities.

          SHORT-TERM BOND FUND - Invests in U.S. Government, mortgage, and high-quality corporate bonds with short-term and intermediate-term (one to five years) maturities.

          BONDS PLUS FUND - Diverified among U.S. Treasury bills, high-quality intermediate- and long-term (one to ten) bonds and domestic stocks.

          STOCKS PLUS FUND - Invests in domestic stocks that make up the Standard & Poor's 500 Composite Stock Index, high-quality bonds, T. Rowe Price Foreign Equity Fund, and U.S. Treasury bills.

          S & P 500 FUND - Invests in stocks that make up the Standard & Poor's 500 Composite Stock Index.

          FROZEN FIXED INCOME FUND - Invests primarily in guaranteed investment contracts.

          HONEYWELL STOCK FUND - Invests entirely in shares of Honeywell Inc. common stock.

          JANUS FUND - Invests primarily in a combination of large, familiar corporations and small, rapidly emerging companies.

          COLUMBIA SPECIAL FUND - Invests primarily in smaller companies with capitalizations that are less than the average for the companies included in the Standard & Poor's 500 Stock Index.

          SCUDDER INTERNATIONAL FUND - Intends to diversify its foreign investments among several countries and not concentrate investments in any particular industry.

          T. ROWE PRICE INTERNATIONAL STOCK FUND - Invests primarily in stock of established companies outside the United States with proven performance records.

          T. ROWE PRICE SMALL CAP VALUE FUND - Invests primarily in common stocks of small, rapidly growing companies.

          T. ROWE PRICE EQUITY INCOME FUND - Invests primarily in common stocks of large, well-established companies that pay above-average dividends.

     PLAN STATUS - The Plan has received a favorable determination letter from the Internal Revenue Service stating that the Plan was qualified under the applicable sections of the Internal Revenue Code.

     PLAN TERMINATION - Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Services Security Act of 1974. In the event of plan termination, participates shall be 100% vested in their accounts.

3.   INVESTMENT IN EXECUTIVE LIFE INSURANCE COMPANY

     At December 31, 1994 and 1993 the Plan's Isolated Funds consisted primarily of investments in Executive Life Insurance Company (Executive Life) guaranteed investment contracts (GICs), with approximately 5.6% and 1.67%, respectively, of total net assets available for benefits. In 1991, the State of California insurance commissioner seized Executive Life and placed it in a court-supervised conservatorship. In 1993 and 1994, distributions have been received from the conservator totaling approximating 67% of the contract balance immediately prior to the conservatorship. Further, the Plan's management currently estimates that the sum of additional distributions from the conservator, and recoveries from various state guarantee funds, will not differ significantly from the remaining recorded contract values. Although the Plan is currently involved in litigation with the various state guaranty funds regarding the amount and nature of coverage, plan management does not believe that the ultimate shortfall will be material to the Plan's financial statements.

     The Sponsor has isolated the Executive Life GICs into the Isolated Fund pursuant to a plan amendment requiring such action. Currently there are certain restrictions on the ability to withdraw, transfer, or conduct settlement activity with respect to the remaining balances.

4.   INTERESTS IN MASTER TRUSTS

     The Plan's investments are included in master trusts with T. Rowe Price Trust Company and First Trust National Association, which were established in 1993 for the investment of assets of the Plan and several other Honeywell-sponsored retirement plans. Previously, plan investments were held in master trusts with various trust companies. Each participating retirement plan has an undivided interest in the master trusts. At December 31, 1994 and 1993, the Plan's interest in the net assets of the master trusts was approximately 0.5% and 0.3%, respectively. Investment income and administrative expenses related to the master trust are allocated to the individual plans based upon average monthly balances invested by each plan.

     The following table presents the fair value of investments held in master trusts.

                                                     1994              1993
     Investments at fair value:
       Custom funds:
         Government Income Fund                $   305,889,947   $   209,624,454
         Short-term Bonds Fund                      10,256,109        13,255,684
         Bonds Plus Fund                            17,508,593        19,587,985
         Stocks Plus Fund                          232,214,890       252,637,838
         S&P 500 Fund                              226,631,967       240,823,722
         Frozen Fixed Income Fund (a)               53,415,980       124,019,602
         Honeywell Stock Fund                      173,540,997       157,920,810
       Mutual funds, primarily equity
        securities                                 155,759,921        91,770,887
       Participants' loans                          26,287,970        24,145,987
                                               ---------------   ---------------
                                               $ 1,201,506,374   $ 1,133,786,969
                                               ---------------   ---------------
                                               ---------------   ---------------

     (a) at contract value

     Investment income for master trust is as follows:

                                                      1994             1993
     Net appreciation of fair value of
      investments:
       Custom funds:
         Short-term Bonds Fund                   $     (51,556)    $     564,780
         Bonds Plus Fund                              (272,642)          827,967
         Stocks Plus Fund                           (2,285,805)       31,291,545
         S&P 500 Fund                                3,088,743        23,377,943
         Honeywell Stock Fund                      (13,531,441)        4,481,379
       Mutual funds, primarily equity securities    (9,911,323)        1,305,188
                                                 -------------     -------------
                                                   (22,964,024)       61,848,802
       Interest and dividends                       34,701,490        28,245,232
                                                 -------------     -------------
                                                 $  11,737,466     $  90,094,034
                                                 -------------     -------------
                                                 -------------     -------------

     In 1993, the Sponsor transferred the GICs issued by Executive Life and Mutual Benefit Life Insurance Company to First Trust National Association. A master trust was established for the investment of these assets of the Plan and several other Honeywell-sponsored retirement plans. Each participating retirement plan has an undivided interest in the master trust. At December 31, 1994 and 1993, the Plan's interest in the net assets of the master trust was approximately 0.5% and

     0.6%, respectively. The contract value of the GICs for the master trust was $ 38,954,178 at December 31, 1994 and $67,277,792 at December 31, 1993.

5.   PARTIES-IN-INTEREST TRANSACTIONS

     There were no prohibited party-in-interest transactions during the years ended December 31, 1994 and 1993.

6.   INFORMATION PROVIDED BY TRUSTEES

     Plan funds are held in trust by trustees for the sole purpose of making investments, plan payments, and paying trust operating expenses. Trustees appointed by the Honeywell Pension and Retirement Committee as of December 31, 1994 were T. Rowe Price Trust Company and First Trust National Association.

     The trustees provide the Plan with monthly statements which report all transactions. The plan administrator has obtained certifications from the trustees that the information in such statements is complete and accurate.

     The amounts in the accompanying statements of net assets available for benefits and of changes in net assets available for benefits have been derived from the information submitted by the trustees, except for certain adjustments which resulted in a increase (decrease) in the amount of net assets reported by the trustees of $12,260 and $(108,241) as of December 31, 1994 and 1993, respectively. Such adjustments are primarily recorded for the purpose of converting the trustees' statements from the cash basis to the accrual basis of accounting and to reflect the impact of participant loan activity.

     The Government Income Fund, Stocks Plus Fund, S&P 500 Fund, Honeywell Stock Fund, Frozen Fixed Income Fund, and Isolated Funds individually represent 5% or more of net assets available for benefits.

                                    SIGNATURE



        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                   HONEYWELL RETIREMENT INVESTMENT PLAN



Dated:  June 28, 1995                   By: /s/ James E. Porter
                                            ---------------------------------
                                              James E. Porter

                                        Its:  Vice President, Human Resources

                              INDEX TO EXHIBITS

EXHIBITS                                                                 PAGE
- --------                                                                 ----

  23.1       Consent of Deloitte & Touche LLP